OMV Aktiengesellschaft

OMV Investor News

08005921

082-03209

Financial Calendar 2009

SUPPL

Financial events	Date*
Trading Statement Q4 2008 Publication: 8.00 CET	**January 27, 2009**
Results January–December and Q4 2008 Publication: 7.30 CET Results presentation: 11.30 CET	**February 25, 2009**
Publication of the Annual Report 2008	**April 2009**
Trading Statement Q1 2009 Publication: 8.00 CET	**April 17, 2009**
Record date for the AGM	**May 7, 2009**
Results January–March 2009 Publication: 7.30 CET Results presentation: 11.30 CET	**May 8, 2009**
Annual General Meeting (AGM) AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14.00 CET	**May 13, 2009**
Dividend ex date	**May 18, 2009**
Dividend payment date	**May 19, 2009**
Trading Statement Q2 2009 Publication: 8.00 CET	**July 17, 2009**
Results January–June and Q2 2009 Publication: 7.30 CET Results presentation: 11.30 CET	**August 5, 2009**
Trading Statement Q3 2009 Publication: 8.00 CET	**October 20, 2009**
Results January–September and Q3 2009 Publication: 7.30 CET Results presentation: 11.30 CET	**November 10, 2009**

* The dates shown above are subject to final confirmation.
The effective dates can be downloaded at our homepage:
www.omv.com > OMV Holding > Investor Relations > Events

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